Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Supporteo Corp
17145 N Bay Rd. Suite 4308
Sunny Isles Beach, FL 33160
supporteo.tech

Up to $1,069,996.83 in Class A Non-Voting Common Stock at $1.41
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Supporteo Corp
Address: 17145 N Bay Rd. Suite 4308, Sunny Isles Beach, FL 33160
State of Incorporation: DE
Date Incorporated: April 27, 2021

Terms:

Equity

Offering Minimum: $9,999.72 | 7,092 shares of Class A Non-Voting Common Stock
Offering Maximum: $1,069,996.83 | 758,863 shares of Class A Non-Voting Common Stock
Type of Security Offered: Class A Non-Voting Common Stock
Purchase Price of Security Offered: $1.41
Minimum Investment Amount (per investor): $248.16

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Time-Based:</u>

Super Early Bird Bonus

Invest within the first week, and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks, and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

Tier 1 | $500+

Get for free a 1-year license for the Supporteo AR Assist Pro.

Tier 2 | $2,500+

Above perks + an invitation to a private owners group in WhatsApp.

Tier 3 | $5,000+

Above perks + early access to our new product Supporteo Meeting which will be launched in fall 2021

Tier 4 | $10,000+

Above perks + 5% additional bonus shares

Tier 5 | $25,000+

1st, 2nd, and 3rd tiers of perks + 10% additional bonus shares, and a video call with our CEO.

Tier 6 | $50,000+

1st, 2nd, and 3rd tiers of perks + 15% additional bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Supporteo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1.41 / share, you will receive 110 Class A Non-Voting Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Supporteo, Corp. ("Supporteo" or the "Company") is a Corporation organized under the laws of the state of Delaware and is a fully enterprise-ready artificial intelligence platform that offers an easy and reliable video communication method between colleagues, remote workforce and experts, speeds up picker's work, monitors and controls IoT devices, transmits videos from drones, and much more.

The company is currently in the early stages and has developed and deployed its product with all the necessary features that can be used with:
- AR Assist (a remote support app that works on iOS/Android devices and AR glasses),
- AR Picking (works on AR glasses).

AR Assist:

Supporteo's mission is focused on climate change. Reducing the amount of aircraft and car travel can have a noticeable effect on the emission of carbon dioxide and other greenhouse gases and, ultimately, help to fight climate change.

In this context, remote collaboration and communication solutions, such as Supporteo, can make a major difference, as they reduce the volume of business travel while maintaining the same high quality of work. Supporteo helps companies reach carbon neutrality, at the same time improving the employees' working conditions and safety.

Supporteo's AR-based solution working through smart glasses or ordinary smartphones allows establishing a video communication channel between remote locations. With Supporteo, experts can provide their professional consultations remotely, without traveling to the location.

With Supporteo implementation, remote workers, technicians, mechanics can reach experts or help centers within seconds without leaving the site. Through their smart glasses or smartphone cameras, they can show the problem they are dealing with to an expert who can be hundreds of miles away and obtain qualified guidance.

The expert only needs to receive a call and see the equipment or machinery that the remote mechanic is working on as if they were standing next to each other. Instead of traveling to the site, they can look through their colleague's smart glasses and provide assistance without leaving their offices.

AR Picking:

Augmented reality helps to achieve higher accuracy and accelerate manual warehousing processes.

This Supporteo AR-enabled solution is designed to optimize multiple warehousing flows and processes – order picking, goods sorting and placement, inventory control, monitoring, and many others.

Smart glasses improve warehouse productivity in multiple ways. With all the required details available in the AR content, goods picking, inventorying, sorting, and other processes become more efficient and almost error-free. Video recording can be done for further analysis and quick error detection.
Warehousing personnel work becomes more productive and safe with hands-free operation.

All tasks and instructions are received directly in the user's smart glasses and display only the information that is absolutely necessary – the item number, a photo of the right product, quantity, and location when needed.

Verbal guidance complements the AR content to form a complete picture.

While sorting and picking items, users scan their barcodes that are entered in the corresponding documentation immediately.
The process is voice-controlled allowing users to work uninterrupted and focused. If necessary, users can request assistance, report any discrepancies, and inform about changes in their work plan using voice commands.

Competitors and Industry

The augmented reality (AR) market is projected to grow from USD $15.3 billion in 2020 to USD $77.0 billion by 2025; it is expected to grow at a CAGR of 38.1% from 2020 to 2025. (https://www.marketsandmarkets.com/Market-Reports/augmented-reality-virtual-reality-market-1185.html).

Our main, and the biggest competitor is a German company called Teamviewer (OTCMKTS: TMVWY).

This company was established in 2005, in 2020 generated an income of of €460M, and has 5.67B market cap as of August 17th.

Teamviewer has one platform with these main services:

- remote desktop control (Teamviewer and Tensor)

- remote assistance (AR Life, Assist AR, and Frontline - 3 almost similar services)

- meeting (Meeting)

- data control (IoT).

We have some competitors of small size, similar to Supporteo, such as Reflekt, Augmentir, Wideum, and Vsight.

Our difference from all these companies is that we have developed a unique platform on which 2 services are already running, and new ones will be added in the future. Such as Meeting, Events, the Internet of Things, and so on.

Our competitors are mainly focused on one service - remote support.

The only exception is Teamviewer that has almost all services mentioned above.

Current Stage and Roadmap

CURRENT STAGE

We have developed 2 products with all necessary features that can be used by our clients today:

- AR Assist (a remote support app that works on IOS/Android devices and AR glasses). Actually it works on desktops, AR glasses, and Android smartphones and tablets.

The IOS version is curently on test on AppStore, and will be finished at the end of August 2021. After the review by the AppStore team, it should be published in the AppStore.

- AR picking (for accelerating picking, goods sorting and placement, and inventory control).

FUTURE ROADMAP

Supporteo Meeting - we plan to launch in November 2021 (the software development is almost finished). Supporteo Meeting has the biggest part features that , for example, offers Zoom.
Actually all backend part of this new service is finished and we are working on the fronend part.

The Team

Officers and Directors

Name: Mykhailo Morozov

Mykhailo Morozov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO & Director
  Dates of Service: April 28, 2021 - Present
  Responsibilities: Full management of the company Salary compensation for this role: $24,000 per year.

Other business experience in the past three years:

- **Employer:** Jasoren LLC
  Title: Founder & CEO
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Full management of the company.

Other business experience in the past three years:

- **Employer:** VRwecare
  Title: Founder
  Dates of Service: July 01, 2020 - Present
  Responsibilities: Product ideation, content for the platform, creation of the sales team.

Name: Nazarii Korobko

Nazarii Korobko's current primary role is with Jasoren LLC. Nazarii Korobko currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CCO
  Dates of Service: April 28, 2021 - Present
  Responsibilities: Sales and business development Salary compensation for this role: $24,000 per year.

Other business experience in the past three years:

- **Employer:** Jasoren LLC
  Title: Business Development Manager
  Dates of Service: March 01, 2015 - Present
  Responsibilities: Business development and work with resellers.

Other business experience in the past three years:

- **Employer:** DB Schenker
  Title: AOG Logistics Expert
  Dates of Service: March 01, 2017 - Present
  Responsibilities: Aviation logistics operations (export/import)

Name: Valerii Yasinovskiy

Valerii Yasinovskiy's current primary role is with Jasoren LLC. Valerii Yasinovskiy currently services 50 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CTO
  Dates of Service: April 28, 2021 - Present
  Responsibilities: the software development of all Supporteo products, management of the software development team. Salary compensation for this role is $24K per year.

Other business experience in the past three years:

- **Employer:** Jasoren LLC
  Title: CIO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Management of software development team.

Other business experience in the past three years:

- **Employer:** Multiplex Holding
  Title: CTO/CIO
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Organization and management of IT, engineering, film screening and development departments of the company, the control performance of services provided by each of department.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Non-Voting Common Stock purchased through this crowdfunding

campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Company's industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class A Non-Voting Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants of two types of service, providing an augmented reality platform for remote service workers and warehouse pickers. Our revenues are therefore dependent upon the market for remote service workers and logistics.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
As a minority holder of Class A Non-Voting Common Stock of the company, you will have no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse the offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market

interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Supporteo Corp. was formed on April 27, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Supporteo Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that augmented reality is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Supporteo Corp or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Supporteo Corp could harm our reputation and materially negatively impact our financial condition and business.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel who are knowledgeable about the IT industry. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company.

Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jasoren LLC (Managed by Mykhailo Morozov)	6,000,000	Class A Non-Voting Common Stock	100.0
Jasoren LLC (Managed by Mykhailo Morozov)	1,000,000	Class B Voting Common Stock	100.0

The Company's Securities

The Company has authorized Class A Non-Voting Common Stock, and Class B Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 758,863 of Class A Non-Voting Common Stock.

Class A Non-Voting Common Stock

The amount of security authorized is 14,000,000 with a total of 9,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class A Non-Voting Common Stock.

Material Rights

The amount outstanding includes 100,000 shares to be issued pursuant to stock options, reserved but unissued.

Class B Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 1,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class B Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class A Non-Voting Common Stock of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Voting Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Issuance of shares to Founders.
  Date: April 27, 2021

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Class A Common Stock Non-Voting
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 9,000,000
  Use of proceeds: Issuance of shares to Founders.
  Date: April 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

According to our P&L, we plan to hire within the first 12 months, 33 people. 20 out of 33 people will work in sales and marketing. In this case, the raised money will give us the possibility to work for 1 year.

We intend to start sales in September-October 2021.

We will not hire such big a team if we don't have sales. For what reason to have a team of 20 salespeople without result. We will not hire all of them in one day. It will be within 12 months.
If we don't have sales our team will totally have a maximum of 15 people. In this case, we will work without any additional sources within 2 years.

Foreseeable major expenses based on projections:

Salaries for salespeople, marketing and software development team.

Future operational challenges:

The hardest part, as in any IT business, is sales.

We are confident in our experience and knowledge in IT, especially in AR, AI, and video streaming. Our biggest concern is the creation of the professional team of salespeople and managers working with our Resellers.

Supporteo Corp plans to operate in these major regions - western Europe, North America, and GCC countries. In each of them will be opened one local office - European in Amsterdam, North American in Miami, and the Middle East in Dubai.

The main goals for regional offices are:

1. Building own sales team and reaching targets of the sales plan.

2. Developing local partners and supporting them in our services reselling.

In the first stage, the local sales team should adopt sales flow for local conditions. When the sales flow has been clarified, we start to develop a partners network.

In the first year, the biggest part of sales should be done by our own sales team.

For the second year of operation of the regional offices, the sales of the partner network should have a higher percentage in the sales structure than the sales of the Supporteo sales team.

Here are three levels of sales:

- The first level includes the free download of apps for mobile devices and the use of free-of-charge licenses. This viral sale model will spread information about our apps and brand in the fastest way and generate a massive base of users.

- The second level involves sales of subscriptions - affordable pricing for small and medium business sizes and more expensive for larger businesses or those seeking more advanced and configurable solutions.

The sales will be held via Supporteo local sales teams and resellers in the core regions.

For resellers (system integrators and managed service providers), we have an attractive program for expanding their business and increasing revenues.

- The third level's main target is up-sales (extending the scope of licenses) and cross-sales (selling to existing customers licenses for other Supporteo products).

Future challenges related to capital resources:

In the case of weak sales at the end of the first year we should think about new sources of capital to continue our operations. It may be loans, new CF, VC, etc.

Future milestones and events:

The main is our capabilities to create the best sales teams in the three main regions mentioned above. It means hire the best, and if they don't bring the result - fire them and replace by more professional salespeople.

Also it can be situations like full lockdown, as we have had with the Coronavirus.
In this case it would be difficult to sell, if the biggest part of people will work from home and will refuse face-to-face meetings with our salespeople.
However, for this situation we have a new product coming in November 2021 - Supporteo meeting. This app, almost 80% already developed.
In addition, within 4-6 months we plan to develop for our Platform new service - Remote Events.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 16th, 2021, the Company does not have any open lines of credit and has $0.00 cash in the bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support:

OPEX

Business team (salespeople and sales support) salaries, software development (tech) team salaries, tech support team salaries, back office salaries, insurance and taxes, IT infrastructure, marketing, maintenance costs, administrative costs,

CAPEX

AR Glasses and office hardware.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 0 months. Supporteo will continue its software development using resources from the Founder, but will not be able to grow and hire additional employees.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. Reaching the maximum funding goal would allow us to: Hire more sales people for direct sales and for work with our Partners/Resellers in core regions for our sales. According to our P&L within the first three years of work we anticipate that our sales team will have around 30 people. This team will get us possibility to grow our sales, reach a break-even point in the first year, and then show a two-fold increase over the next two years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including. In the case of weak sales at the end of the first year we should think about new sources of capital to continue our operations. We may consider loans, new CF, VC, etc.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,100,000.00

Valuation Details:

The pre-money valuation has been calculated on a fully diluted basis, that does not include the 100,000 shares reserved for the company's employee stock option plan. The company does not have any preferred stock, outstanding options, warrants or other securities with a right to acquire shares.

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

The pre-money valuation of Supporteo Corp was determined by the company internally based on our 3 main products - AR Assist, AR Picking, and Meeting. We have used the method ‘Comparison to the valuation of competitors’.

Our main competitor is a German company Teamviewer.

This company was established in 2005, had a 2020 income of €464M, and has a €6 billion valuation on the Stock market.

Teamviewer has 1 platform with these main services:

- remote desktop control (Teamviewer and Tensor)

- remote assistance (AR Life, Assist AR, and Frontline - 3 almost similar services)

- meeting (Meeting)

- data control (IoT).

We have started the development of the Supporteo platform more than one year ago and financed all software development using our internal resources.

On this project, have worked and continue to work - 1 Product manager, 1 Project manager, 1 Solution architect, 2 Business Analysts, 3 Front-end developers, 2 Back-end developers, 3 Android developers, 2 IOS developers, 2 UX/UI developers, and 3 QA's.

Actually, Supporteo also has one platform, and everything that has Teamviewer, except for the remote desktop services.

It means that we have a platform with the biggest part of similar features and even more new features than Teamviewer.

We have developed a scalable platform that has the possibility to add new services such as:

- ‘Events’ (remote events that have an enormous request in the time of Coronavirus, and our main competitor is Hubilo, who has recently received $27M of fundraising)

- ‘Education’ (remote classes for schools, colleges, and universities across the globe, also in high demand nowadays, the main competitor is Zoom, which has $2.6B revenue in 2021.

For these 2 new directions of business mentioned above Supporteo platform already has 80% of functionality.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Deferred Fee*
  96.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,069,996.83, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Business Team*
  27.96%
  Grow our business team (salespeople and sales support)

- *Software Development Team*
  13.81%
  Salaries for our Software Development (Tech) Team

- *Tech Support Team Salaries*
  5.47%
  Tech Support Team Salaries

- *Back Office Salaries*
  2.7%
  Back Office Salaries

- *Insurance & Taxes*
  4.0%
  Insurance & Taxes

- *IT Infrastructure*
  1.0%
  IT Infrastructure

- *Marketing*
  1.55%
  Marketing Expenses

- *Maintenance Costs*
  1.0%
  Maintenance Costs

- *Administrative Costs*
  1.5%
  Administrative Costs

- *Office Hardware*

1.51%
Office Hardware & Supplies

- *AR Glasses Development*
36.0%
AR Glasses Development

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at supporteo.tech (https://supporteo.tech/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/supporteo

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Supporteo Corp

[See attached]

SUPPORTEO CORP

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 27, 2021) TO JULY 31, 2021
(UNAUDITED)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Supporteo Corp.
Sunny Isles Beach, Florida

We have reviewed the accompanying financial statements of Supporteo Corp., (the "Company,"), which comprise the balance sheet as of Inception (April 27, 2021) to July 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the periods as of Inception (April 27, 2021) to July 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 9, 2021
Los Angeles, California

Supporteo Corp.

BALANCE SHEET

(UNAUDITED)

As of Inception (April 27, 2021) to		July 31, 2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Inventory		-
Other current assets		-
Total current assets		**-**
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Other current liabilities		-
Loans, current		-
Total current liabilities		**-**
Non-Current Liabilities:		
Loans		-
Total liabilities		**-**
STOCKHOLDERS' EQUITY		
Class A Common Stock, par value $0.00001 11,000,000 shares authorized, 9,000,000 issued and outstanding		90
Class B Common Stock, par value $0.00001 1,000,000 shares authorized, 1,000,000 issued and outstanding		10
Subscription receivable		(100)
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**-**
Total liabilities and stockholders' equity	**$**	**-**

See accompanying notes to financial statements.

Supporteo Corp.

STATEMENTS OF OPERATIONS

(UNAUDITED)

A of Inception (April 27, 2021) to	July 31, 2021
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and adminstrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Income/(Loss) before provision for income taxes	-
Provision for income taxes	-
Net income/(Net Loss)	$ -

See accompanying notes to financial statements.

Supporteo Corp.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Class A Common Stock		Class B Common Stock					
(in thousands, $US)	Shares	Amount	Shares	Amount	Subscription Receivable	Additional Paid In Capital	Accumulated Deficit	Shareholders' Equity
Inception date (April 27, 2021)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	9,000,000	90	1,000,000	10	(100)	-	-	-
Net income/(loss)		-		-	-	-	-	-
Balance—July 31, 2021	9,000,000	$ 90	1,000,000	$ 10	$ (100)	$ -	$ -	$ -

See accompanying notes to financial statements.

Supporteo Corp.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of Inception (April 27, 2021) to		**July 31, 2021**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Inventory		-
Other current liabilities		-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of common stock		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription Receivable	$	100.00

See accompanying notes to financial statements.

All amounts in these Notes are expressed in of United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

Supporteo Corp., formed on April 27, 2021 in the state of Delaware. The financial statements of Supporteo Corp., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located Sunny Isles Beach, Florida.

The company was established with the purpose of developing an innovative Artificial Intelligence platform that offers the easiest and reliable video communication method between colleagues, remote workforce and experts, speeds up picker's work, monitors and controls IoT devices, transmits videos from drones, and much more.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company revenues will be derived from the sale of Supporteo products with the use of the SaaS model with annual payments.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 31, 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 9, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DEBT

The company currently has no debt.

4. SHAREHOLDERS' EQUITY

Common Stock

The Company is authorized the issuance of 11,000,000 shares of Class A Common Stock, with $0.00001 par value and 1,000,000 shares of Class B Common Stock with $0.00001 par value. As of July 31, 2021, 9,000,000 shares of Class A Common Stock were issued and outstanding and 1,000,000 shares of Class B Common Stock were issued and outstanding.

5. RELATED PARTIES

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 9, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Supporteo

Industrial AR & AI Platform



Website · Sunny Isles Beach, FL · TECHNOLOGY

Our innovative Artificial Intelligence platform offers the easiest and reliable video communication method between colleagues, remote workforce and experts, speeds up picker's work, monitors and controls IoT devices, transmits videos from drones, and much more.

$0.00 raised

0 Investors	**$14.1M** Valuation
$1.41 Price per Share	**$248.16** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- The augmented reality (AR) market is projected to grow from $15.3 billion in 2020 to $77 billion by 2025 at a CAGR of 38.1%.
- We have used Augmented Reality and Artificial Intelligence technologies to develop a cloud-based scalable platform ready for immediate use. We plan to launch sales in November 2021.
- Our platform helps companies reach carbon neutrality while significantly reducing operating costs and improving employee working conditions and safety.

OVERVIEW

Empowering Frontline Workforces with Augmented Reality

Supporteo keeps maintenance workers and experts connected with resources and knowledge they need to complete any task anywhere, anytime. Our flagship service Supporteo AR Assist, integrated with AR glasses and mobile devices, harnesses the power of Artificial intelligence and Augmented reality technologies to achieve maximum maintenance efficiency with minimal error.


Supporteo keeps maintenance workers and experts connected with resources and knowledge they need to complete any task anywhere, anytime.

We have the best solution for enhanced maintenance, inspections, diagnosis, and support processes. It provides full traceability, significant reduction in errors and downtime, with the biggest part of issues resolved without requiring travel.


Roadmap
POC
MVP
Web App
AR Glasses App
Anroid App
iOS APP
New Features
Start of Sales
March 2020
July 2021
Sept. 2021
(ANTICIPATED)
Nov. 2021
(ANTICIPATED)

Our platform works on computers, AR glasses, and Android smartphones, is ready for use and is constantly improving, so users have a seamless experience. Our iOS app is currently under development with new features slated for release before sales begin.

THE PROBLEM

Current Equipment Maintenance Solutions Can Cost an Enormous Amount of Money


When performing equipment maintenance, front-line workers very often need support from more experienced colleagues and supervisors.
Help via phone calls is not efficient as the expert cannot physically see the issue

Even other currently available communication methods do not always help to solve an urgent problem, which leads to potential business losses.

This also costs enormous money for companies in the form of travel via car or airplane, tickets, gas, hotel, food, useless time of high paid experts while traveling, etc.

In addition, this excessive travel is destroying our planet through unnecessary carbon emissions.

THE SOLUTION

Using AR to Provide Remote Assistance to Maintenance Workers

At Supporteo, we designed a fully enterprise-ready solution that can be quickly deployed to enable remote inspection and troubleshooting, thus reducing equipment downtime and saving costs.



At Supporteo, we designed a fully enterprise-ready solution that can be quickly deployed to enable remote inspection and troubleshooting

When the technician uses AR glasses backed by the powerful Supporteo platform, all the required information is delivered directly into their view, leaving their hands free to work. Areas that require maintenance or repair can be captured as an image or a video with various graphics overlaid on it to indicate defects or hazardous spots.


Supporteo In Action
Aviation
Automotive
Energy & Utilities
Field services
HVAC
Logistics
Manufacturing
Picking
Oil & gas

To enable technicians and service experts to work completely hands-free, our platform is seamlessly integrated into smart glasses from Rokid, RealWear, Vuzix, and wearable devices such as smart scanners and infrared thermal imaging sensors. Supporteo is compatible with computers, smartphones, and tablets.


We are building a better tomorrow. Rely on us.
When the technician uses AR glasses backed by the powerful Supporteo platform, all the required information is delivered directly into their view, leaving their hands free to work.

Three Groundbreaking Services Offered

Using the most innovative technologies, we offer three main services to communicate between colleagues, remote workforce and experts, and speed up picker's work. All of them work on one scalable cloud-based Supporteo platform.


Areas of use
Personal
Blogging
Education
Business
Remote Support
Remote Training
Visual Control
Order Picking
WMS Integration
Goods sorting and placement
Inventory Control
Applications
Supporteo Meeting*
Supporteo AR Assist
Supporteo AR Picking
Supporteo Core
White Board Overlay
Organizations & Accounts
Screen Sharing
Low Bandwidth
Encryption
HD VoIP
Chat
SDK
* Coming soon

1. Supporteo AR Assist

With Supporteo AR Assist, field workers or customers can have direct video and audio calls to experts in any part of the world over secure, low-bandwidth channels.



During the call, the expert can see what the worker or the customer is looking at and guide using AR objects. The hands-free technology allows the worker to follow the expert's instructions in real-time, while the expert monitors the process.


Hands-free and voice control
Real-time information sharing
Connection to external devices
Multi-call capabilities
Low-bandwidth capabilities
Available on-premise or in the cloud
Robust security infrastructure
Session Recording
GPS and QR code capabilities

AR Assist includes the following features:

- Hands-free and voice control
- Real-time information sharing with photo capture, annotations, and supporting assets
- Connection to external devices
- Multi-call capabilities
- Low-bandwidth capabilities
- Available on-premise or in the cloud
- Robust security infrastructure
- Session Recording
- GPS and QR code capabilities

AR Assist is a fully developed, working service ready to use right now. It works on desktops, AR glasses, and Android smartphones and tablets. The IOS version is expected to be ready to launch in the middle of September 2021 and published in the AppStore.

2. Supporteo AR Picking

Smart glasses improve warehouse productivity in multiple ways. With all the required details available in the AR content, goods picking, inventorying, sorting, and other processes become more efficient and almost error-free.


With all the required details available in the AR content, goods picking, inventorying, sorting, and other processes become more efficient and almost error-free.

Video recording can be done for further analysis and quick error detection. Warehousing personnel work becomes more productive and safe with hands-free operation.


Baseline
AR glasses
Work Completed
46%
Faster with AR glasses
16:12
AR glasses
Baseline
59%
Percent Complete

All tasks and instructions are received directly in the user's smart glasses and display only the information that is absolutely necessary – the item number, a photo of the right product, quantity, and location when needed.

Verbal guidance complements the AR content to form a complete picture. While sorting and picking items, users scan their barcodes that are entered in the corresponding documentation immediately.

The process is voice-controlled, allowing users to work uninterrupted and focused. If necessary, users can request assistance, report discrepancies, and inform about changes in their work plan using voice commands.

This service is also fully developed and ready to use right now. It works with the use of AR glasses, such as Vuzix M-400 (cost $1,799.99), and Rokid 2 (cost $1,500).

The use of this service requires the implementation according to business processes warehousing company has (not included in the subscription price and requires additional payment), takes around 8 weeks, and should be connected to the company's WMS or ERP.

3. Supporteo Meeting

We plan to launch our newest product, Supporteo Meeting in November 2021. Software development is almost finished, and we are excited to share our latest innovation with the world soon.


Our platform runs on the web and mobile platforms offering multiple communication options, including HD VoIP video calls, group audio and video conferences, screen sharing, and instant messaging.

(Supporteo Meeting is not currently available on the market.)

Supporteo Meeting, connects colleagues and teams from anywhere in the world. Our platform runs on the web and mobile platforms offering multiple communication options, including HD VoIP video calls, group audio and video conferences, screen sharing, and instant messaging.

THE MARKET

Cornering the AR Market for Remote Workers

The augmented reality (AR) market is projected to grow from $15.3 billion in 2020 to $77 billion by 2025. In that time, it is expected to grow at a CAGR of 38.1%.


The augmented reality (AR) market is projected to grow from $15.3 billion in 2020 to $77 billion by 2025
57% of business professionals reported they are more productive while working remotely

Meanwhile, 57% of business professionals reported they are more productive now while working remotely than they were before the pandemic.

OUR TRACTION

Three Groundbreaking Products Ready to Launch

We have already developed **two incredible products** with all necessary features that can be used by our clients today.


We have already developed two incredible products
AR ASSIST
AR PICKING

The first is the AR Assist (a remote support app works on IOS/Android devices and AR glasses).

The second is AR picking (for accelerating picking, goods sorting and placement, and inventory control).

In November 2021 we plan to finish the development of our newest product - Supporteo Meeting. We hope to start sales in the same month.

THE BUSINESS MODEL

A Three-Pronged Sales Approach

Supporteo Corp plans to operate in these major regions - western Europe, North America, and GCC countries. In each of them will be opened one local office - European in Amsterdam, North American in Miami, and the Middle East in Dubai.

The main goals for regional offices are:

1. Building own sales team and reaching targets of the sales plan.
2. Developing local partners and supporting them in our services reselling.

In the first stage, the local sales team should adopt sales flow for local conditions. When the sales flow has been clarified, we start to develop a partners network.

In the first year, the biggest part of sales should be done by our own sales team.

For the second year of operation of the regional offices, the sales of the partner network should have a higher percentage in the sales structure than the sales of the Supporteo sales team.


Income
Expenses
Income & Expenses
Month

As we make our product available, we have developed a three-level strategy for getting our products in people's hands.

The first level of sales will include the **free download** of apps for mobile devices and the use of free-of-charge licenses. This viral sale model will spread information about our apps and brand in the fastest way and generate a massive base of users.

The second level involves sales of **subscriptions**, at affordable pricing for small and medium business sizes and more expensive for larger businesses or those seeking more advanced and configurable solutions.

The third level's main target is **up-sales**, where we will extend the scope of licenses, and **cross-sales**, where we will sell new Supporteo products to existing customers.


Licenses
Glasses rent
Glasses sales
Licenses vs. Glasses
Month

WHY INVEST

Embracing Remote Work for a More Efficient Future

As the situation with the coronavirus has pushed remote work solutions to the sky, businesses require more robust assistance tools to survive. That's where we come in.


As the situation with the coronavirus has pushed remote work solutions to the sky, businesses require more robust assistance tools to survive.
Supporteo
That's where we come in.

Supporteo Corp plans to operate in multiple major regions - Western Europe, North America, and GCC countries. We will open local offices in each location - one in Amsterdam, one in Miami, and one in Dubai. Through this global approach, we plan to build our own sales team while developing local partners and supporting them in our services reselling.

After working with AR and VR for seven years on a daily basis, our team of experts has the knowledge and experience required to build the best software in a multi-billion market with huge demand for innovative products.

Join us as we harness the power of AR to maximize efficiency, cut costs, reduce errors, and eliminate carbon footprints across the globe.

Meet Our Team



Mykhailo Morozov

Founder, CEO & Director

An avid enthusiast of augmented and virtual reality, Mykhailo is focusing his knowledge and skills on creating products based on these advanced technologies. He has participated in the development of a number of software solutions where AR and VR are implemented to achieve practical business goals.

Mykhailo's degree in Engineering and specialization in Electronics give him a solid technical background supporting him in complex, highly technological projects. First-hand knowledge of the specifics of AR, VR, and video streaming allows Mykhailo to generate ideas that turn into effective software products.

In his career, Mykhailo has been the founder and CEO of many companies. He uses his entrepreneurial experience in organizing efficient and productive processes and putting together highly professional teams.

As the Founder and CEO of Supporteo, Mykhailo is responsible for all management processes in the company.



Nazarii Korobko

Co-Founder, CCO

Nazarii has more than fifteen years of experience in logistics and vendor management. He graduated with a degree in Management of Organizations and has been applying his industry skills and knowledge in a number of companies, both domestic and international.

In his career, Nazarii successfully led the logistics, supply, and vendor management sectors for several transport, information technology, and software development projects. He was also involved in team management and remote assistance using his negotiation and team leadership skills.

In Supporteo, Nazarii leads the sales, business development, and partner relations areas of operation.

Nazarii Korobko's current primary role is with Jasoren LLC. Nazarii currently services 40 hours per week in their role with the Issuer.



Valerii Yasinovskiy

Founder, CTO

In his career, Valerii was the Chief Technology Officer for a number of IT and telecommunication companies. Together with his University degree in Technologies and Design, his experience allows him to form the most optimal development strategy with a focus on building a high-performing product creating significant value.

Valerii's career spans twenty-one years of managing technology processes in IT companies. He supervised and participated in setting up many aspects of software development flows, such as information security, service delivery, and implementation of information technology infrastructure best practices.

In Supporteo, Valerii manages the software development processes.

Valerii Yasinovskiy's current primary role is with Jasoren LLC. Valerii currently services 50 hours per week in their role with the Issuer.

Offering Summary

Company : Supporteo Corp

Corporate Address : 17145 N Bay Rd. Suite 4308, Sunny Isles Beach, FL 33160

Offering Minimum : $9,999.72

Offering Maximum : $1,069,996.83

Minimum Investment Amount (per investor) : $248.16

Terms

Offering Type : Equity

Security Name : Class A Non-Voting Common Stock

Minimum Number of Shares Offered : 7,092

Maximum Number of Shares Offered : 758,863

Price per Share : $1.41

Pre-Money Valuation : $14,100,000.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based:

Super Early Bird Bonus

Invest within the first week, and receive additional 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks, and receive an additional 5% bonus shares.

Amount-Based:

Tier 1 | $500+

Get for free a 1-year license for the Supporteo AR Assist Pro.

Tier 2 | $2,500+

Above perks + an invitation to a private owners group in WhatsApp.

Tier 3 | $5,000+

Above perks + early access to our new product Supporteo Meeting which will be launched in fall 2021

Tier 4 | $10,000+

Above perks + 5% additional bonus shares

Tier 5 | $25,000+

1st, 2nd, and 3rd tiers of perks + 10% additional bonus shares, and a video call with our CEO.

Tier 6 | $50,000+

1st, 2nd, and 3rd tiers of perks + 15% additional bonus shares.

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Supporteo will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Non-Voting Common Stock at $1.41 / share, you will receive 110 Class A Non-Voting Common Stock, meaning you'll own 110 shares for $141. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Supporteo to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Hi, my name is Michael, and I'm CEO of Supporteo.

Supporteo is an amazing startup but with a long history and tremendous potential.

I have been in business for 30 years ,and for the last 11 years, I have specialized in the software development of customized augmented reality apps.

I have created a unique team of developers and specialists in AR and business processes automation.

We've received hundreds of requests and feedback from clients helping us to understand what companies need to improve their equipment maintenance via remote support.

After holding many communications with technical personnel and decision-makers from several industries, we know exactly what is suitable for their companies. We know how they can use innovative technologies and augmented reality, what benefits they will get, and how to save tremendous amounts of money.

In March 2020, we started developing Supporteo - augmented reality and Artificial Intelligence platform.

All software development was financed internally by my another company without getting any outside financing.

Now, we have a completely working product, full of features. During the developmental process, we have gotten feedback from companies working in the oil and gas industries, logistics, aviation, manufacturing, and others.

We know that all of them have the same issue: how to support front-line workers during the maintenance of equipment. The most efficient and fastest way would be working from instructions of more knowledgeable specialists. This will help technicians without going to the site.

Supporteo completely solves this task allowing experts to assist remotely through our augmented reality platform.

Our product works with augmented reality glasses, such as RealWear and Rokid.

AR glasses are a perfect tool for technicians because the user’s hands will be free. All commands can be performed by voice.

The feature called "see-what-I-see" allows experts to see what the technician sees. This guides him to share schemes and documents. You can draw on the screen to guide the worker in real-time and record this session for quality control and training.

Not all companies will be ready to spend $2,000 on AR glasses. We have developed a product version that works on iOS and Android smartphones and tablets.

We call this product "AR Assist." We offer it using the subscription model with annual fees.

Another product we have developed called "AR Picking." The app works with augmented reality glasses. It helps warehouse workers accelerate order picking, sorting, and placement, inventory control, and reducing errors.

Warehousing personnel work becomes more productive and safe with hands-free operation.

Using Supporteo AR Picking, companies can drastically save the picking time and reduce the number of errors based on feedback received from our customers.

In order to offer our clients a complete set of services, in November 2021, we plan to launch our third product - "Supporteo Meeting."

It is a highly secure video communication and messaging app with numerous collaboration tools, which works in low-bandwidth conditions.

All three of our products work on one scalable Supporteo platform.

The market size for remote services and AR is projected to reach $77 billion by 2025.

Developing the software product is only the beginning of the way to success.

The next part of the process would be sales. We plan to hire salespeople and implement strong marketing support, for direct sales and sales via local resellers.

Our core regions for sales are North America, European Union, and the Gulf countries.

Remote services and solutions have skyrocketed in the last 2 years.

We invite you to become a part of a better future!

Supporteo AR Assist Campaign Page Video

- Looks like you're up rookie. That's 30... Oh no, oh no. Really? No!

Man, I wish I had a flashlight. Whoa. Show me the schematics for PNL 3-1-0-0.

Zoom, level 3. Show bypass pressure.

- [Worker] You all right up there.

- Oh, I'm fine. Just finishing up.

- Everything okay?

- Sure, it was easy.

- So when were you planning on telling him about that new device?

Oh I knew he'd figure it out, eventually.

Supporteo AR Picking Video (No Audio)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:40 PM 08/25/2021
FILED 07:40 PM 08/25/2021
SR 20213082998 - File Number 5874945

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Supporteo Corp

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "4" so that, as amended, said Article shall be and read as follows:

The total amount of stock this corporation is authorized to issue is 15,000,000 shares (number of authorized shares) with a par value of $0.00001 per share.

The 15,000,000 shares of the Corporation shall be designated as follows:

- 14,000,000 Class A (common stock, not voting)

- 1,000,000 Class B (common stock, voting).

Voting Rights.

(a) Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock have no voting rights and Class B Common Stock have voting rights on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

(b) Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Dividends.

(a) The holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of August, 2021.

By:________________________ Authorized Officer

Title: CEO

Name: Mykhailo Morozov

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "SUPPORTEO CORP", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D. 2021, AT 7:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5874945 8100
SR# 20213082998

Authentication: 204017204
Date: 08-26-21